DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D[redacted]

DIVISION OF
CORPORATION FINANCE

February 17, 2006

William J. Mostyn, III
Deputy General Counsel and
Corporate Secretary
Bank of America Corporation
NC1-007-20-01
100 North Tryon Street
Charlotte, NC 28255-0001

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/17/2006

Re: Bank of America Corporation
Incoming letter dated February 13, 2006

Dear Mr. Mostyn:

This is in response to your letter dated February 13, 2006 concerning the shareholder proposal submitted to Bank of America by John Jennings Crapo. We also have received a letter from the proponent dated December 29, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: John Jennings Crapo
PO Box 400151
Cambridge, MA 02140-0002

Bank of America

William J. Mostyn III
Deputy General Counsel
and Corporate Secretary

NC1-007-20-01
100 N. Tryon Street
Charlotte, NC 28255-0001

Tel: 704.386.5083
Fax: 704.386.9330
william.mostyn@bankofamerica.com

February 13, 2006

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by John Jennings Crapo

Ladies and Gentlemen:

Bank of America Corporation (the "Corporation") received a letter on November 22, 2005 (the "Crapo Letter") from John Jennings Crapo. The Crapo Letter was addressed to multiple parties, including the U.S. Court of Appeals for the First Circuit, the City of Boston Inspectional Service Department, the Securities and Exchange Commission (the "Commission") and the Commonwealth [Co-operative] Bank. The Crapo Letter is generally illegible and, as discussed in more detail below, does not appear to include a proposal for inclusion in the proxy materials for the Corporation's 2006 Annual Meeting of Stockholders (the "2006 Annual Meeting"). The Crapo Letter also includes multiple exhibits, none of which appear related to any shareholder proposal. The Crapo Letter is attached hereto as **Exhibit A**. Under the portion of the Crapo Letter addressed to the Commission, there appears to be some reference to a possible shareholder proposal (for the purposes of this letter, the "Proposal"). While the Corporation does not believe that the Crapo Letter contains a shareholder proposal the Corporation nevertheless submitted, by letter dated December 19, 2005, a request for confirmation that the staff of the Division of Corporation Finance (the "Division") would not recommend enforcement action if the Corporation omits the Proposal from its proxy materials for the 2006 Annual Meeting for the reasons set forth herein (the "December 19th Letter").

The Corporation has since learned that the December 19th Letter contained irrelevant information that should have been omitted. Accordingly, the Corporation is now resubmitting a substantively identical request to the Division with that information removed. The Corporation requests that the Division either not consider this letter to be a new request for purposes of the eighty day requirement set forth in Rule 14a-8(j)(1), or that the Division consider removal of the information previously submitted to be good cause for missing the eighty day deadline and therefore accept this letter under authority granted to it in Rule 14a-8(j)(1). *See Abercrombie & Fitch Co.* (May 2, 2005).

GENERAL

The 2006 Annual Meeting is scheduled to be held on or about April 26, 2006. The Corporation intends to file its definitive proxy materials with the Commission on or about March 20, 2006 and to commence mailing to its stockholders on or about such date.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal; and
2. Six copies of the Proposal.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2006 Annual Meeting.

SUMMARY OF PROPOSAL

As noted above, the Corporation does not believe that the Crapo Letter contains a shareholder proposal.

Under the portion of the Crapo Letter <u>addressed to the Corporation</u> it states:

> "please add this & accompanying records to file of my shareholder proposal to upcoming shareholders meeting of proxies and stockholders convened as a meeting of stockholders in accordance"

Under the portion of the Crapo Letter <u>addressed to the Commission</u> it states:

> "please add this to the files of my shareholders proposal re: limiting salary increases of Bank of America members of its Corporate Board of Directors."

The Crapo Letter also included numerous exhibits. It is not clear whether these exhibits are intended to be part of the Proposal.

REASONS FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2006 Annual Meeting pursuant to Rules 14a-8(d) and (f) and Rule 14a-8(i)(3). The Proposal may be excluded pursuant to Rule 14a-8(d) and (f) because the Proposal, including its accompanying supporting statement and exhibits, exceed the 500-word limitation. The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it is vague and indefinite, in violation of Rule 14a-9 and Rule 14a-5.

1. The Corporation may omit the Proposal pursuant to Rules 14a-8(d) and (f) because the Proposal, including its supporting statement, exceeds the 500 word limitation.

The Corporation believes that the Proposal may be properly omitted from its proxy materials for the 2006 Annual Meeting pursuant to Rules 14a-8(d) and 14a-8(f). Under Rule 14a-8(d) a stockholder proposal, including any accompanying supporting statement, may not exceed 500 words. Generally, the Division has routinely permitted the omission of a stockholder proposal from proxy materials where a proponent failed, upon appropriate request, to revise a proposal to comply with the 500-word limitation. *See Bank of America Corporation* (January 27, 2005); *Proctor & Gamble Company* (August 10, 2004); and *Amgen, Inc.* (January 12, 2004). By letter dated November 30 2005 (the "Request Letter"), the Corporation requested that the Proponent revise his Proposal and supporting statement to comply with the 500-word limitation. The Request Letter specifically stated that the Proposal must be revised within 14 calendar days of the Proponent's receipt of the letter. The Request Letter was received on December 8, 2005. A copy of the Request Letter and evidence of its receipt by the Proponent are attached hereto as **Exhibit B**. As of the date of this letter, the Proposal has not been revised to comply with Rule 14a-8(d). Accordingly, because the Proponent failed to cure, in a timely manner, the deficiency noted above, the Corporation believes it may omit the Proposal from its proxy materials for the 2006 Annual Meeting pursuant to Rule 14a-8(f).

2. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(3) because it is vague and indefinite, in violation of Rule 14a-9 and Rule 14a-5.

The Division has recognized that a proposal and/or supporting statement may be excluded under Rule 14a-8(i)(3) if it is so vague and indefinite that shareholders voting on the proposal would not be able to determine with reasonable certainty exactly what action or measures would be required in the event the proposal was adopted. *See Sara Lee Corporation* (March 31, 2004); *Bank of America* (March 10, 2004); *Philadelphia Electric Co.* (July 30, 1992); *IDACORP, Inc.* (January 9, 2001); and *Northeast Utility Service Company* (April 9, 2001). Rule 14a-8(i)(3) permits the exclusion of a proposal if it or its supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits the making of false or misleading statements in proxy soliciting materials or the omission of any material fact necessary to make statements contained therein not false or misleading, and Rule 14a-5, which requires that information in a proxy statement be "clearly presented."

No Proposal Submitted. As noted above, the Corporation does not believe that the Proponent submitted a recognizable proposal under Rule 14a-8. The Corporation believes that the Crapo Letter is so vague and indefinite that (i) the Corporation cannot determine what to present in its proxy materials for the 2006 Annual Meeting or what to present to stockholders at the meeting and (ii) stockholders voting on the submission would not be able to determine with reasonable certainty exactly what action or measures they are voting for or against. For the same reasons, the Crapo Letter cannot be "clearly presented" in the Corporation's proxy materials for the 2006 Annual Meeting. Accordingly the Corporation believes it may omit the Crapo Letter and Proposal pursuant to Rule 14a-8(i)(3) because it is in violation of Rule 14a-9 and Rule 14a-5.

Assuming a Proposal Exists. Assuming that the Proposal is in fact "limiting salary increases of Bank of America members of its Corporate Board of Directors," the Proposal would nevertheless be so vague and indefinite that shareholders voting on the submission would not be able to determine with reasonable certainty exactly what action or measures would be required in the event the Proposal was adopted. The Proposal does not include enough information for the Corporation's stockholders to make an informed decision on the matter being presented. Furthermore, the Proposal does not include enough clear information for the Corporation to be able to implement without making assumptions regarding what the Proponent actually had in mind. The Corporation is unable to determine what the Proposal actually is requesting and believes that its stockholders will face a similar dilemma if presented with the Proposal. In addition, the supporting statement and exhibits are confusing and misleading to stockholders because they appear to be wholly unrelated and irrelevant to the subject matter of the Proposal (which is not particularly clear). In these instances, the Division has regularly permitted exclusion of all or portions of a supporting statement. *See Sara Lee Corporation* (March 31, 2004) (entire supporting statement excludable).

The Division, in numerous no-action letters, has permitted the exclusion of shareholder proposals "involving vague and indefinite determinations ... that neither the shareholders voting on the proposal nor the Company would be able to determine with reasonable certainty what measures the Company would take if the proposal was approved." *See A.H. Belo Corp.* (January 29, 1998.) Such proposals were "inherently so vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires" or "so inherently vague and indefinite that shareholders voting on the proposal would not be able to determine with reasonable certainty what actions the Company would take under the proposal" or "misleading because any action ultimately taken by the Company upon implementation of the proposal could be significantly different from the actions envisioned by shareholders voting on the proposal." *See Proctor & Gamble Company* (October 25, 2002); *Philadelphia Electric Company* (July 30, 1992); *NYNEX Corporation* (January 12, 1990).

Assuming the Proposal is in fact a proposal under Rule 14a-8, the Corporation believes that the Proposal and its supporting statement are so vague, ambiguous, indefinite and misleading, that the Proposal may be omitted under Rule 14a-8(i)(3), in violation of both Rule 14a-9 and Rule 14a-5.

CONCLUSION

On the basis of the foregoing, the Corporation respectfully requests the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2006 Annual Meeting. Based on the Corporation's timetable for the 2006 Annual Meeting, a response from the Division as soon as possible would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 704-386-5083.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

William J. Mostyn III
Deputy General Counsel and Corporate Secretary

cc: John Jennings Crapo

EXHIBIT A

From John Jennings Crapo, NMLWYR 11/22/0

Homeless Senior Citizen Homeless
Disabled ~~American~~ Veteran of the
United States army, 14
Pine Street INN
Homeless Men's Shelter
PO Box 400151
Cambridge MA 02140-0002
pageone(01) of four pp 16 NOV 2005

to USA Courts appeals 1st
circuit VIA CMRRR and to
my case divers
John Jennings Crapo others
vs Commissioner of the
internal Revenue Service
case# 05-1478
Hon clrk MR Richard Cushing
DONOVAN
these copies of letters of transmittal
and divers other messages &
verifications i call to your atten
respectfully ask the Hon court to
put them on file in my case

to City of Boston INSpectional Services
Department attn please
commissioner assistant Commiss-
attn please
ioner Regina M HANSON
(Where Have I heard Hanson Name??)

more

John Jennings Crapo 16 Nov 2005
and divers others

to city of Boston
INSpectional Services ~~Dept~~ Dept
with laws rules and regulations of the SEC
and Commissioner
P. three (03) of 4 pp
Via CMRRR
to USA Securities and Exchange
Commission ("SEC") Div of
Corp Finance
Mstr ALLAN Beller Div Dir.
or his successor
DC
please add this to the
file of my share holders proposed
re: limiting salary increases
of Bank of America members of
it's Corporate Board of Directors.

Via CM RRR
commonwealth Cooperative Bank
attn Ms Brenda Vikre Treasurer
& Chf Executive officer
attn please Ms BURNell
head teller.
please put this & accompany
records IN My file
please explain that I might
find it more convenient seated
at a desk to have my records within
arms length microfilmed - 100
Want me originals preserved.
I AM under a heavy load & I've

more

John Jennings Crapo 16 Nov 2005

to
City of Boston
Inspectional Services Dept
asst Commissioner
and diverse others.
P. two (02) of 4 PPs

these documents you sent me
were received by me & I reply
in timely manner
I'm unsure whether I'm
permitted to be present at
the Nov 29 2005 reinspection
at said Harrison Ave address
I ask that if the results
are adverse I be permitted to
have hearing and the enclosed
originals be used as evidence
& other information I may
- present

I carry a heavy load and
I've medical troubles

to Bank of America attn office of
Corp Secretary VIA (MRith
Mist Cummings and Mostyne III
please add this & accompany records
to files of my shareholder proposal
to upcoming shareholder meeting of
proxies & stockholders convened as a
meeting of stockholders in accordance

John Jennings Crapo 16 Nov 2005
City of Boston Inspectional Services
and divers others
p. four (04) of four (04) pp

medical troubles

in event you all collectively
or individually have questions
comments please direct
them to me by USA Postal
Service at my US PO
Box 400151, et cetera

Briefly & sincerely

John Jennings Crapo

Encl Thirty-three (33)
pp

JJC/jjc

Table of contents
by John Jennings Crapo (John Crapo")
page one (01) of

① to City of Boston
Inspectional Services Dept
via Certified mail return receipt requested
and via C.M. return receipt requested
C.C with exhibits
letters of transmittal

② to US Court of Appeals First Circuit
Case # 05-1478

③ to US Securities & Exchange Commission
"SEC"

④ to Bank of America Corp
attn Mstr Cummings
or Mstr William J. Mostyne III
office of Corp Secretary

⑤ to Commonwealth Cooperative
Bank attn please
Head teller

A. Nov 03 2005 — 5
Commands charges
City of Boston Dept of Inspectional
Services - five (05) pages

B. Visa Card Bnk of America — 3
[redacted]
Three (03) pages
more — 8

B. two(02) John Crapo to City of Boston

tables contents

~~J.J Crap~~ John Crapo to City of Boston

C. four(04) pp
Pine Street INN
Bed tickets 4

D NOV 15 2005
State Treasurer two(02) pp. 2
Hon Timothy P. CAHILL
ABANDONED property
one(01) duplicate

E
seven pp property
v: Benjamin abrams 7
Dear - . . . ? 2pp. 2
Dear - - - ? 2 pp 2
Dear - . . ? 1 page 1
Dear Mstr (?) 2 pages 7
Fed Express Kinko's Nov 14
Fed Expr Kinko's 2005 1
Nov 16
Writ Constable 2005 1
City of Boston 11.4/2005 1
More
28

P. Three (03) ?
table of contents
F
Pinestr INN tickets
fours (04) pp 2
G. Tufts University
Mstr (Doctor) 2 pp.
Thien C. Nguyen 4
~~8 28~~
36 - 4 = 40 pp.

COMMONWEALTH OF MASSACHUSETTS

SUFFOLK, ss. REFERENCE NO. 055129 H-004

To the Sheriffs of our Counties, or their Deputies, or any Constable of any City or any Town within our said Commonwealth:

Nov. 3 2005 GREETING:

CITY OF BOSTON
THOMAS M. MENINO
MAYOR

We command you to serve the below-described person or legal entity:

Pine Street Inn
c/o John McDonald - Program Director LL3
444 Harrison Ave Boston, Ma 02118

Owner-occupant, tenant, or agent of the property located in the City of Boston at:

WD 3 444 Harrison Ave - Mens Shelter - John Crapo

The Commissioner of the Inspectional Services Department of the City of Boston has adjudged certain property which you own, manage, occupy or are in control of is in violation of 105 CMR 410.000 State Sanitary Code, Chapter II Minimum Standards of Fitness for Human Habitation. Authorized under Chapter 111, section 127 A of the Massachusetts General Laws or is in violation of other Massachusetts General Laws or is in violation of certain ordinances of the City of Boston wit: **Violation 105 CMR 410:**

1. Reg 550B Evidence of rodent activity:
   - (A) Room 321 - droppings along baseboard
   - (B) 4th Floor library - droppings along baseboard, behind bookcase
   - (C) Working men Program Area - dead mouse on glueboard

   Clean and sanitize all affected areas. Seal all means of entry and exterminate to eliminate. (Note: General Environmental Pest Control is ?? twice a week, receipts and logbook is available.)
2. Reg 500 Left hand air dryer in the 4th floor dormitory bathroom not working, repair or replace
3. Reg 602D Evidence of dirt and dust in all common areas, stairs and hallways. Sweep and clean corners and along baseboards. Maintain.

It is hereby stated that the above violations may endanger or materially impair the health or safety, and well-being of any tenant therein, or persons occupying said property.

HEREOF FAIL NOT, under penalty of law to comply with said Sanitary Code, within 14 days

(Signed under the pains and penalties of perjury)

COPY

#728

Deborah ... / ... — HOUSING INSPECTOR

... — ASSISTANT COMMISSIONER for the Commissioner of Boston Inspectional Services

Inspector No: .... Ph. #: ....

HID28A Revised 11.04 (SEE REVERSE SIDE FOR FURTHER NOTICE)

BOSTON INSPECTIONAL SERVICES DEPARTMENT

THOMAS M. MENINO
Mayor

波士頓市政府檢查處

居民注意：請請人翻譯此佈告，因其包含重要內容

NOTIFICACIÓN PARA EL OCUPANTE DEL LOCAL- POR FAVOR OBTENGA UNA TRADUCCIÓN EN EL IDIOMA ESPAÑOL DE ESTA NOTIFICACIÓN, LA MISMA CONTIENE INFORMACIÓN IMPORTANTE

Văn Phòng Dịch Vụ Kiểm Duyệt, Thành Phố Boston
Thông Cáo Cho Người Ở: Vui Lòng Dịch Văn Kiện Lại. Trong Đây Có Tin Tức Quan Trọng (Tiếng Việt)

УВЕДОМЛЕНИЕ ДЛЯ ЛИЦА, ПРОЖИВАЮЩЕГО В ЗДАНИИ: ОБЕСПЕЧЬТЕ ПЕРЕВОД ЭТОГО УВЕДОМЛЕНИЯ, СОДЕРЖАЩЕГО ВАЖНУЮ ИНФОРМАЦИЮ (РУССКИЙ ЯЗЫК)

AVISO PARA O OCUPANTE DO EDIFÍCIO: POR FAVOR TRADUZA ESTE DOCUMENTO. CONTÉM INFORMAÇÃO IMPORTANTE

DEPATMAN SÈVIS ENSPEKSYON BOSTON
AVI POU MOUN K AP VIV NAN BILDING LAN: PLEASE HAVE THIS TRANSLATED IT CONTAINS IMPORTANT INFORMATION (HAITIAN CREOLE)

AVISO PA RESIDENTES DES IDIFICIO: POR FAVOR NHOS RANJA ALGUEN PA TRADUZI ES AVISO. E TA CONTEN INFORMAÇON IMPORTANTE

NOTICE TO DWELLING OCCUPANTS

This letter is to provide you, as the occupant of a dwelling identified in the attached documents, with notice that the Boston Inspections Services Department ("ISD") has determined that certain conditions in your dwelling violate the law. ISD has ordered those conditions corrected. If you are not the owner or person ordered to correct such conditions, you are not required to doing anything upon receiving this notice. You should consult with legal counsel to determine how these conditions or the orders to correct conditions may affect your rights and interests in the property. You may have a right to intervene in these issues where your rights are affected. ISD CANNOT PROVIDE YOU WITH LEGAL ADVICE ON THESE ISSUES.

You can identify the person ordered to correct conditions in the attached documents by looking at the name and address of the person listed after or below the word "Greetings" at the top of the page. The conditions that violate the law are described about half way down the page.

Again, you are not required to act if you are not the party cited for the violations. However, you may, at your own discretion, attend all proceedings related to the attached orders and conditions. You should regularly check in on the status of these violations until they are closed to see if there are administrative and /or court hearings you or your legal counsel may have an interest in attending to observe or provide testimony to the extent such is possible. You will get notice of proceedings as they move forward. If you have any questions, please call our constituent services office at 617-635-5300. ###

COPY

THOMAS M. MENINO
Mayor

BOSTON INSPECTIONAL SERVICES DEPARTMENT

NOTICE OF REINSPECTION

Dear Occupant/Complainant:

Enclosed please find a copy of the "Order to Correct" served upon the property owner/responsible party.

The responsible party will be given time to comply with this order, and a follow-up inspection has been scheduled for:

Date: [illegible] between the hours of [illegible] and [illegible] AM/PM
[illegible] Reference # [illegible]

You or an adult member of your household must be present at the time of this follow-up inspection. In the event that you are unable to keep this appointment, or if a translator will be needed, please call us at least 48 hours prior to your appointment date to reschedule.

You may contact this office at (617) 635-5322 during office hours – Monday thru Saturday from 8:00 a.m. through 5:45 p.m. and speak to any member of our administrative staff.

This appointment could change subject to an administrative hearing being requested by any affected party, or due to the operational needs of this office. We endeavor to provide you with reasonable notice of any changes to your appointment.

Thank you for your cooperation as we work to ensure that safe and decent housing is available to all Boston residents.

COPY

FAILURE TO ALLOW YOUR OWNER/AGENT ACCESS TO PERFORM REPAIRS [illegible] VIOLATION OF THE STATE SANITARY CODE [illegible] FINE OF NO MORE THAN [illegible] PER VIOLATION PER DAY. FAILURE TO PROVIDE GOOD FAITH IN ALLOWING A CITY OF BOSTON HOUSING INSPECTOR TO CONDUCT A [illegible] COMPLIANCE INSPECTION WHEN PROVIDED WITH REASONABLE NOTICE MAY RESULT IN THE ADMINISTRATIVE CLOSURE OF THIS [illegible] CASE [illegible] ould change subject to an administrative hear-

y, or due to the operational needs of this office. W

you with reasonable notice of any changes to your appointment.

COPY

City of Boston
Inspectional Services Department

1010 Massachusetts Avenue • 5th Floor
Boston, Massachusetts 02118

BOSTON MA NOV 10 '05
PB METER 6864755
U.S. POSTAGE
0.37

Mens Shelter
John Crapo
444 Harrison Ave
Bosten, MA.
02118

021 2404-44 C042

COPY

COPY

JJC/JJC

PINE STREET INN
444 HARRISON AVENUE
BOSTON, MA 02118

Bed No. 4037

Date 11-1-05

COPY

PINE STREET INN
444 HARRISON AVENUE
BOSTON, MA 02118

Bed No. 3069

Date 10/26/05

COPY

PINE STREET INN
444 HARRISON AVENUE
BOSTON, MA 02118

Bed No. 3017

Date 10-23-05

COPY

PINE STREET INN
444 HARRISON AVENUE
BOSTON, MA 02118

Bed No. 4004

Date 8/18/05

PINE STREET INN
444 HARRISON AVENUE
BOSTON, MA 02118

Bed No. 4037

Date 11-1-05

COPY

PINE STREET INN
444 HARRISON AVENUE
BOSTON, MA 02118

Bed No. ____________

Date ____________

PINE STREET INN
444 HARRISON AVENUE
BOSTON, MA 02118

Bed No. 3069

Date 10/26/05

COPY

PINE STREET INN
444 HARRISON AVENUE
BOSTON, MA 02118

Bed No. 3017

Date 10-23-05

COPY

PINE STREET INN
444 HARRISON AVENUE
BOSTON, MA 02118

Bed No. 4004

Date 8/18/05

PINE STREET INN
444 HARRISON AVENUE
BOSTON, MA 02118

Bed No. 4037

Date 11-1-05

JJC

PINE STREET INN
444 HARRISON AVENUE
BOSTON, MA 02118

Bed No. 3069

Date 10/26/05

JJC

PINE STREET INN
444 HARRISON AVENUE
BOSTON, MA 02118

Bed No. 3017

Date 10-23-05

JJC

PINE STREET INN
444 HARRISON AVENUE
BOSTON, MA 02118

Bed No.

Date

COPY JJC

PINE STREET INN
444 HARRISON AVENUE
BOSTON, MA 02118 JJC

Bed No. 4037

Date 11-1-05

COPY

PINE STREET INN
444 HARRISON AVENUE
BOSTON, MA 02118 JJC

Bed No. 3069

Date 10/26/05

JJC

COPY

PINE STREET INN
444 HARRISON AVENUE
BOSTON, MA 02118 JJC

Bed No. 2017

Date 10-23-05

COPY

PINE STREET INN
444 HARRISON AVENUE
BOSTON, MA 02118 JJC

Bed No. 4004

Date 8/18/05

TUESDAY, NOVEMBER 15, 2005 THE BOSTON GLOBE

State's abandoned goods are offered on eBay

By Adrienne P. Samuels
GLOBE STAFF

The state's first-ever eBay auction of abandoned property opened yesterday with potential bidders perusing 200 items that ran the gamut from a $20 collection of 1980s-style gold charms made popular by rappers to a $40,000 brick of solid platinum.

Massachusetts joined Colorado, Maine, Oregon, Pennsylvania, and Texas going to the popular online auctioneer to get the most money possible by expanding the pool of buyers.

"Hopefully, this will bring in more money for the treasury of the Commonwealth," said Treasurer Timothy P. Cahill.

The items, which also include a 19th-century silver teapot and double-stamped 1955 pennies, are collectively worth at least $150,000, but the state hopes to raise more.



A Pisces necklace is among 200 items being auctioned.

Bids opened at noon, with many items such as an $11,000 bar of gold — having a minimum sale amount. Each day, 25 new items go on sale.

By 4 p.m., bids on the gold bar had reached $13,600 while the platinum bar reached $44,544. The pennies hit $685 and a platinum engagement ring $500.

A five-hour block at the State House marked the only public inspection of the goods. Under the eye of State Police, potential buyers could don latex gloves and gently inspect an 18th-century tankard made by local silversmith Andrew Tyler or a silver lapel pin reportedly etched by Paul Revere.

After looking through glittery platinum engagement rings and early-1900s coins, Henry Schwarzberg decided he was not in the market for vintage coins. The federal Department of Labor investigator from Lexington was, however, intrigued by a pretty brooch. "Don't tell anybody because they'll all bid on it," he said.

Sharon Chan-Edmiston of Somerville, a Labor Department employee, didn't plan to bid, but was taken with the diamond watches, charm bracelets, and wedding rings. "There are some pretty personal items here," she said. "There are entire sets of wedding bands and rings . . . It has a sad story."

Iqbal Singh of Braintree wrote down auction numbers for gold pocket watches, which he collects.

The items came from safe deposit boxes left untouched for seven years or more. The financial institutions give the contents to the state, which is required to put the items up for auction. The only exceptions are personal papers, which are stored, and firearms, which are usually destroyed.

The money collected will go into the state's general fund, Cahill said. Should an item's owner appear after an item has sold, the state will issue a refund out of a $500,000 discretionary fund.

Adrienne P. Samuels can be reached at asamuels@globe.com.



PHOTOS BY … GLOBE STAFF

State Treasurer Timothy P. Cahill inspected an 18th-century tankard in his office yesterday.

On the block

All opening bids were $1 on abandoned items being auctioned by the state, but the state reserves the right not to sell an item if it doesn't draw a higher bid. These were the bids as of 5 p.m. yesterday.

■ A 49.235 ounce bar of platinum	$44,544.44
■ A one-kilogram bar of gold	$13,501
■ A 1924 Double Eagle gold coin	$700.02
■ A one-carat platinum diamond engagement ring	$500
■ A set of 1973 US Mint coins	$36

SOURCE: eBay

SDR Benjamin E. Abrams
Constructors - Construction Managers - Engineers
P.O. Box # 47-0859 - Brookline, Ma. 02447
Telephone (617) 312-6188 ~ Fax - (617) 965 - 7500

FROM:
Benjamin E. Abrams, P.E.
TO:
Mr. Gary Moccia, P.E., Assistant Commissioner of Buildings
Buildings and Structures Division
ISD - Building Department - City of Boston
1010 Massachusetts Avenue
Boston, MA 02118
(617) 635 - 5306 / fax 617-635-5360
REFERENCE:
Violation Notice # V621-03 dated 12/09/04
10 Bond Street (Ward 3) – Boston, Ma.
SUBJECT:
Request for removal of stop work order
DATE:
December 27, 2004
ENCLOSURE:
Engineer's final affidavit for new foundations
CC:
Owner – Mr. O'Brien — Albert Costa, Architect
Via:
Hand Delivered

Gary,

We are writing to request that your office abandon the referenced *Violation* and subsequent *Stop Work Order* for the following reasons:

1) The Violation Notice # V621-03 dated, 12/09/04, received by the owner on December 10, 2004 requesting an *Engineer's Report and Notice to Secure a Permit* to sheath the rear of the referenced building is moving to compliance. The *Engineer's Affidavit* is enclosed herewith, along with stamped drawings. There is a permit application simultaneously being filed this date requesting permission to sheath the building and secure it from weather including new siding and roofing necessary to assure its watertight integrity.

2) The reason for urgency of issuance, aside from the obvious reasons to secure said envelope, is that the owner has to appear in court on January 12, 2005 due to the original violation (UB 00183-03) and requests that your office withdraw that violation based on the *Engineer's Report* enclosed herewith.

3) The history of this recent dilemma is as follows:

a) The owner did, in fact apply for a long form permit to correct the violation (on 4/28/04 – application #3769) but after waiting thirty days without a response to the owner from the ISD and with pressure from the court, they filed and received a short form permit to correct the violation (permit # 08964 5/26/04) related to foundation drawings filed with the long form permit. At that time, I placed my builder's license on the long form as well as the short form permit applications

b) In that context and in good faith we placed new piles, new grade beams, jacked up the building and stabilized it with new studs, selected plywood sheathing, etc. in order to maintain its stability without reverting to its previous instability.

c) Because the existing siding restrained our efforts to correct the off-vertical list in the building, we had to remove it until the structure was plumbed and then it was necessary to add plywood sheathing as a diaphragm to stabilize the structure. We assumed that, as in any building, bracing would be understood and it would be implied in the original permit.

d) On August 29, 2004, a Mr. John Wong wrote a letter to your office abandoning the permit which was used to correct the structure. The permit was then abandoned by the ISD and the drawings related to the permit were discarded (herewith resubmitted). The main problems with this aforementioned scenario were that:

1) Mr. Wong was not the owner or an authorized agent of the property owner and;
2) The owner of the building was never notified of the situation.

4) Complicating the matter further is the fact that a lady ostensibly representing the neighbor at # 8 Bond Street, (Mr. Malloof), has repeatedly confronted us in a belligerent manner and has attacked our efforts to correct the violation.

a) Her accusation that during the progress of our work plumbing our building to the vertical that we jammed the # 8 Bond Street gate and fence was a geometric given. We amicably proposed to build a new gate and fence but that offer was adamantly refused. The fact was that since the wall of # 10 Bond is fully on our property and they rigidly connected their gate to said property, this had no impact or effect on the lady. Compounding that is the logical fact that when we plumbed the building and it rotated to a vertical position, considering the geometry, it automatically realigned the gate that was thereby attached to our property creating a obvious "Catch-22".

b) The same lady has contended that, after the work was completed to date, the wall abutting # 8 is listing 8" +/- toward # 8. The documented fact is that we had a registered surveyor check the abutting wall and found it to be within 1/2" +/- of the property line. If allowed to do the sheathing and new siding, this situation will be corrected.

c) We fail to understand that beyond reasonable procedure, that the abovementioned lady has had such an inordinate influence on your department. As stated above and in compliance with your request, we are submitting; herewith, a copy of an *Engineer's Foundation Report* and are applying for a permit to sheath and place new siding on the exterior of the rear portion of the building as well as new windows and roofing in an attempt to maintain the watertight integrity of the exterior envelope of the building.

Please understand that nothing in the content of the above is in any way meant as disrespectful to your office or yourself, Mr. O'Brien, as I honestly hold you all in the highest regard, respect and esteem.

In closing please understand that the Szeto family has always acted in good faith and with due diligence. As elaborated above there have been circumstances beyond their control, which have as you might well understand, caused unnecessary damages, embarrassment and "loss of face" to their family.

If you have any further questions or concerns relative to our building, please contact us directly.

COPY

Sincerely,

Benjamin E. Abrams, PE

COMMONWEALTH OF MASSACHUSETTS BENJAMIN E. ABRAMS No. 11252 REGISTERED PROFESSIONAL ENGINEER

SDR Benjamin E. Abrams
Constructors - Construction Managers - Engineers
P.O. Box # 47-9859 - Brookline, Ma. 02447
Telephone (617) 312-6188 ~ Fax - (617) 965 - 7500

FROM:
Benjamin E. Abrams, P.E.
TO:
Mr. Gary Moccia, P.E., Assistant Commissioner of Buildings
Buildings and Structures Division
ISD - Building Department - City of Boston
1010 Massachusetts Avenue
Boston, MA 02118
(617) 635 - 5306 / fax 617-635-5360
REFERENCE:
Violation Notice # V621-03 dated 12/09/04
10 Bond Street (Ward 3) -- Boston, Ma.
SUBJECT:
Request for removal of stop work order
DATE:
December 27, 2004
ENCLOSURE:
Engineer's final affidavit for new foundations
CC:
Owner -- Mr. O'Brien — Albert Costa, Architect
Via:
Hand Delivered

Gary,

We are writing to request that your office abandon the referenced *Violation* and subsequent ***Stop Work Order*** for the following reasons:

1) The Violation Notice # V621-03 dated, 12/09/04, received by the owner on December 10, 2004 requesting an *Engineer's Report and Notice to Secure a Permit* to sheath the rear of the referenced building is moving to compliance. The *Engineer's Affidavit* is enclosed herewith, along with stamped drawings. There is a permit application simultaneously being filed this date requesting permission to *sheath the building and secure it from weather including new siding and roofing necessary to assure its* watertight integrity.

2) The reason for urgency of issuance, aside from the obvious reasons to secure said envelope, is that the owner has to appear in court on January 12, 2005 due to the original violation (UB 00183-03) and requests that your office withdraw that violation based on the *Engineer's Report* enclosed herewith..

3) The history of this recent dilemma is as follows:

a) The owner did, in fact apply for a long form permit to correct the violation (on 4/28/04 -- application #3769) but after waiting thirty days without a response to the owner from the ISD and with pressure from the court, they filed and received a short form permit to correct the violation (permit # 08964 5/26/04) related to foundation drawings filed with the long form permit. At that time, I placed my builder's license on the long form as well as the short form permit applications.

b) In that context and in good faith we placed new piles, new grade beams, jacked up the building and stabilized it with new studs, selected plywood sheathing, etc. in order to maintain its stability without reverting to its previous instability.

c) Because the existing siding restrained our efforts to correct the off-vertical list in the building, we had to remove it until the structure was plumbed and then it was necessary to add plywood sheathing

OK

))(/jjc

as a diaphragm to stabilize the structure. We assumed that, as in any building, bracing would be understood and it would be implied in the original permit.

d) On August 29, 2004, a Mr. John Wong wrote a letter to your office abandoning the permit which was used to correct the structure. The permit was then abandoned by the ISD and the drawings related to the permit were discarded (herewith resubmitted). The main problems with this aforementioned scenario were that:

1) Mr. Wong was not the owner or an authorized agent of the property owner and;
2) The owner of the building was never notified of the situation.

4) Complicating the matter further is the fact that a lady ostensibly representing the neighbor at # 8 Bond Street, (Mr. Malloof), has repeatedly confronted us in a belligerent manner and has attacked our efforts to correct the violation.

a) Her accusation that during the progress of our work plumbing our building to the vertical that we jammed the # 8 Bond Street gate and fence was a geometric given. We amicably proposed to build a new gate and fence but that offer was adamantly refused. The fact was that since the wall of # 10 Bond is fully on our property and they rigidly connected their gate to said property, this had no impact or effect on the lady. Compounding that is the logical fact that when we plumbed the building and it rotated to a vertical position, considering the geometry, it automatically realigned the gate that was thereby attached to our property creating a obvious "Catch-22".

b) The same lady has contended that, after the work was completed to date, the wall abutting # 8 is listing 8" +/- toward # 8. The documented fact is that we had a registered surveyor check the abutting wall and found it to be within 1/2" +/- of the property line. If allowed to do the sheathing and new siding, this situation will be corrected.

c) We fail to understand that beyond reasonable procedure, that the abovementioned lady has had such an inordinate influence on your department. As stated above and in compliance with your request, we are submitting; herewith, a copy of an *Engineer's Foundation Report* and are applying for a permit to sheath and place new siding on the exterior of the rear portion of the building as well as new windows and roofing in an attempt to maintain the watertight integrity of the exterior envelope of the building.

Please understand that nothing in the content of the above is in any way meant as disrespectful to your office or yourself, Mr. O'Brien, as I honestly hold you all in the highest regard, respect and esteem.

In closing please understand that the Szeto family has always acted in good faith and with due diligence. As elaborated above there have been circumstances beyond their control, which have as you might well understand, caused unnecessary damages, embarrassment and "loss of face" to their family.

If you have any further questions or concerns relative to our building; please contact us directly.

Sincerely,

Benjamin E. Abrams, PE

COPY

COMMONWEALTH OF MASSACHUSETTS
BENJAMIN E. ABRAMS
No. 11252
REGISTERED
PROFESSIONAL ENGINEER

SDK - Benjamin E. Abrams
CONSTRUCTION MANAGERS, CONSTRUCTORS & ENGINEERS
P.O.Box #47-0859 Brookline, Mass. 02447
Phone (617) 965-7500 - Cell (617) 312-6188 - Fax (617) 965-7500

FROM:
Benjamin E. Abrams, P. E.
TO:
Mr. William McDermott, Esq.
c/o Sullivan and McDermott
1988 0 1990 Centre Street
West Roxbury, Ma. 02132
tel #617-323-0213 / fax 617-323-3384 / 617-710-1740 (c)
REFERENCE:
#10 Bond Street
South End – Boston, Ma.
SUBJECT:
Back up information relative to various court cases against the owners of #10 Bond Street as requested
DATE:
October 17, 2005
ENCLOSURE:
Misc. data including permit information, site plan, letters to ISD, etc.
CC:
Rosemary Szeto
VIA:
Hand deliver to both parties.

Billy,
As requested, please find enclosed various documents which may be of interest on the various defenses for the Szetos.
I have also enclosed a hand written comment on each item for your information as you are new on the case.

COPY

Because the immediate concern seems to be the foundation, please note the following:
1) On 9/28/05, John Moran filed for a permit with Arthur Choo's plan to reinforce the foundation with piles, etc.
The plans he submitted are not viable and it would be unlikely if anyone can figure them out let alone construct by them or even stabilize the foundation, etc.
<u>Should we abandon this application as it duplicates Item 2 below?</u>
2) On 10/13/05, I filed for a permit (#1366) with structural plans to complete the foundation, strengthen all floors with added joists an stabilize the structure laterally per the building code.
Because we are under pressure from the court and the ISD will take 40+ days to process this, should we request a fast track from ISD?
3) With reference to accusations by John O'Brien about not seeing the original piles or grade beams installed, he has no expertise in that discipline and the city has always deferred to an affidavit by an engineer for controlled construction. The affidavit was hand delivered by me to the ISD office (Mr. Moccia & John O'Brien) on12/14/04.

If you have any questions or clarifications required, contact me and we can discuss them.

Sincerely,

Benjamin E. Abrams, P.E.

)) clii c [signature]

Boston, Massachusetts 02118

December 14, 2004

Mr. Gary Moccia, P.E., Assistant Commissioner of Buildings
Buildings and Structures Division
ISD -Building Department-City of Boston
1010 Massachusetts Ave.
Boston , Ma.02118
(617) 635 - 5306 / fax 617-635-5360

RE: 10 Bond Street - Ward 3 Boston, Ma.

Mr. Moccia,

We are writing to you in response to the stop work order recently posted on our building by your office on or about December 10, 2004.

Our understanding of the situation as relayed to us from our consulting engineer, Mr. Benjamin Abrams, as he understood it from a conversation among you, Mr. O'Brien and him on December 13,2004 at your office is that our permit # 008964 of 05/26/04 issued by you to correct violation # UB00183 - 2003 on the referenced building is now void due to a situation which is not caused by us.

If you check your records on our property, in response to the aforementioned violation on to building and , as directed by the housing court, we applied for a long form permit (#3760 of 4/28/04).

At that time, Mr. Wong filed for the permit as he had permission to act as our agent for that specific process.

Prior to that time and in order to comply with the court's request, we had commissioned a registered architect (Mr. Albert Costa) and a registered engineer (Mr. Benjamin Abrams) to design a system which would stabilize and straighten the building.

A set of drawings were then developed and submitted with the aforementioned permit application.

Subsequently, after having no results from the April application to correct the violation, waiting thirty days for permission to repair the structure and under implied pressure from the court to act, we applied and were issued a permit to correct the violation in the form of a short form permit (#008964 05/26/04) and related it to the long form permit which was not acted on at that time — again to correct the violation.

We have just found out that, on August 29, 2004, Mr. John Wong wrote a letter your department stating that we had changed our mind about the long form permit and <u>he</u> requested that it be abandoned. It was subsequently abandoned and, by doing this, he contaminated our short form permit.

The facts that, prior to his letter, we had severed relations with Mr. Wong and he no longer had the authority to act as our agent.

In effect, he acted in either malice or ignorance or both. We understand that your office had no knowledge that he was acting on his own without proper authority but the results of his actions and your subsequent reactions have precipitated a precarious and damaging situation for us.

Therefore, with the above scenario as background and extenuating circumstances and with your permission, we request permission to again apply for a long form permit to correct the violation and to make the building watertight and have it **<u>fast tracked</u>** in order to expedite the resolution of situation with the least amount of problems.

We also request that you do not charge a fee for this permit as we have already paid two fees for the same work and this would make fee #3.

Thank you again for your cooperation on this matter..

If you have any further questions or concerns relative to our building, please contact us.

Sincerely,

Rose Mary Szeto (for Ken Szeto Trust)

C.C. Mr. John O'Brien building inspector

COPY

SDR - BENJAMIN E. ABRAMS
CONSULTING ENGINEERS
P.O.Box#47-0859 Brookline, Mass. 02447
Phone (617) 312-6188 -- Phone / Fax (617) 965-7500

TO:
John O'Brien -- Building Inspector
Buildings and Structures Division
ISD -Building Department-City of Boston
1010 Massachusetts Ave.
Boston, Ma.02118
(617) 635 - 5306 / fax 617-635-5360
RE: 10 Bond Street - Ward 3 Boston, Ma.
PERMIT: 008964 (5/26/04)
ENCLOSURE:
Structural drawing
DATE:
12/14/04

JJC/JJC

Mr. O,Brien,
In accordance with section 116 of the (6th edition) Massachusetts State Building Code, I, Benjamin E. Abrams- being a registered professional engineer in the commonwealth with the PE # 11,252 hereby certify that I prepared or directly supervised the preparation of all design directives, sketches, computations and specifications for the structural repairs and reinforcements as I decided were required concerning the complete repairs to the building structure of the above referenced building and that, to the best of my knowledge, said sketches, computations, and specifications meet the applicable code requirements and, also, comply with standard, good and acceptable engineering practices as well as laws and ordinances which apply to the proposed use and occupancy of the building.
I further certify that I performed the necessary relative professional services and was present on the site on a regular basis to determine that the structural work for the new piles, grade beams and plumbing of the building proceeded properly and that field errors were corrected in accordance with documents germane to said design disciplines and the building permit requirements.
I was also responsible for compliance as required by section 116.2.2 of the code to view and engineer all special and / or unique structural engineering requirements for the aforementioned building structure which directly or implicitly required special supervision in accordance with accepted engineering practice standards listed in appropriate appendix sections of the code.
Pursuant to section 116.2.3 of the State Building code, I submit herewith a limited affidavit to you addressing items of structural design importance relative to the above professional commitments for inspection and approval of the piles and grade beams as referred to above and as shown on drawing enclosed herewith.
Please accept and record the enclosed plan as the layouts of the final foundation as built.
As the completion of the foundation framing work has been accomplished previous to this date and to qualify for acceptance of said work and hereby certify that, to the best of my knowledge, satisfactory completion of that foundation work is completed and the building is ready for future work based on its new foundation structure only.

COPY

____
Benjamin E. Abrams,P.E.#11,252

Subscribed and sworn before me this __________ day of ________________

Notary Public

My commission expires ______________

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COPY

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Boston 11-4 20 08

Officer's Return, Suffolk, ss.

By virtue of this writ, I this day served the before-described person or entity by:

(1) personally, by any person authorized to serve civil process, or

(2) by any person authorized to serve civil process by leaving a copy of the order at his last and usual place of abode, or

(3) sending him a copy of the order by registered or certified mail, return receipt requested, if he is within the Commonwealth, or

(4) if his last and usual place of abode is unknown or outside the Commonwealth, by posting a copy of the order in a conspicuous place on or about the premises and by advertising it for at least three out of five consecutive days in one or more newspapers of general circulation within the municipality wherein the building or premises affected is situated.

A true copy.

Attest [signature] (Please state title) Constable, City of Boston

Fees,
Service,
Travel,

(If served other than personally please state reasons)

PENALTY FOR FAILURE TO COMPLY WITH ORDER
(105 CMR 410.910)

This correction order is a legal notice. Should you fail to comply with this order, 410 CMR 910 provides: "Any person who shall fail to comply with any order issued pursuant to the provisions of 105 CMR 410.000 shall upon conviction, be fined not less than $10.00 nor more than $500.00. Each day's failure to comply with an order shall constitute a separate violation."

The Department may cause the violations to be corrected by condemnation, placarding or vacating of the dwelling, as provided for in 105 CMR 950. The Department may correct the violation by cleaning the dwelling or premises, or repairing (or razing the dwelling and to charge the responsible person for all expenses and to have a lien upon the property to secure the said costs. See 105 CMR 410.960.

RIGHT TO A HEARING
(105 CMR 410.850)

The following persons may request a hearing to show cause why this order should be modified or withdrawn before the department by filing a written petition within seven days after this order was served:

(A) Any person upon whom any order has been served pursuant to any regulation of 105 CMR 410.000 (except for an order issued after the requirements of 105 CMR 410.8[illegible] have been satisfied);

(B) Any person aggrieved by failure of any inspector or other department personnel to inspect any premises upon request, to issue an inspection report, to certify the violations may endanger or impair the health or safety of the occupants; and to issue an order as required by 105 CMR 410.810.

These petitions must be filed within 30 days of the non-occurrence of the requested action.

The petitioner has a right to inspect and copy all relevant reports, orders and notices in the possession of the department; the right to be represented at the hearing; and that any affected party has a right to appear at said hearing.

To the owner: the conditions which exist may permit the occupant of the dwelling to exercise one or more statutory remedies.

To request a hearing, or deliver your petition to:
Boston Inspectional Services
Division of Housing Inspection
1010 Massachusetts Avenue
Boston, MA 02118

DLA PIPER RUDNICK GRAY CARY

DLA Piper Rudnick Gray Cary US LLP
6225 Smith Avenue
Baltimore, MD 21209-3600
T 410.580.3000
F 410.580.3001
W www.dlapiper.com

R.W. SMITH, JR.
Jay.Smith@dlapiper.com
T 410.580.4266 **F** 410.580.3266

VIA UPS

December 16, 2005

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by The Nathan Cummings Foundation to The Ryland Group, Inc.

Ladies and Gentlemen:

We are counsel to The Ryland Group, Inc. ("Ryland" or the "Company") and, on behalf of Ryland, we respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur that it will not recommend enforcement action if Ryland omits a shareholder proposal and supporting statement (the "Proposal") submitted by The Nathan Cummings Foundation (the "Proponent"). The Proponent seeks to include the Proposal in Ryland's proxy materials for the 2006 annual meeting of shareholders (the "2006 Proxy"). The Proposal requests Ryland to issue a report to shareholders assessing the risks and benefits to the Company of increasing energy efficiency.

On November 10, 2005, Ryland received the Proponent's Proposal dated November 9, 2005. Pursuant to Rule 14a-8(j), Ryland is submitting six paper copies of the Proposal and an explanation as to why Ryland believes that it may exclude the Proposal. For your review, we have attached a copy of the entire Proposal as Appendix A. Ryland appreciates the Staff's consideration and time spent reviewing this no action request.

For purposes of our discussion, a key portion of the Proposal reads as follows:

> * * * As concerns about rising energy prices, climate change and energy security continue to increase, the focus on energy efficiency will only intensify. It is vital that our company be well positioned to compete going forward. Taking action to improve energy efficiency can result in financial and competitive advantages to the company. Ignoring this quickly growing trend could result in our company being an industry laggard and expose it to the potential for competitive, reputational and regulatory risk.
>
> Resolved:
>
> The shareholders request that the Company assess its response to rising regulatory, competitive, and public pressure to increase energy efficiency and report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2006.

I. The Proposal Relates to Ordinary Business Operations – Rule 14a-8(i)(7).

The Company believes that the Proposal may be omitted under Rule 14a-8(i)(7) as relating to Ryland's ordinary business operations for two reasons. **First**, the Proposal directly calls upon Ryland to ask shareholders to step into the shoes of management and evaluate the risks and benefits of the Company's current approach to energy efficiency by creating a risk assessment report and distributing it to shareholders. **Second**, the Proposal calls on Ryland to supplant management's judgment by allowing the Company's shareholders to begin the process of choosing what types of technologies and building materials the Company should use to avert economic and competitive risks related to energy efficiency matters.

II. The Proposal Falls Within the Staff's Recent Guidance Issued in Staff Legal Bulletin No. 14C ("SLB 14C"), published on June 28, 2005, as a Proposal Which May be Omitted for Relating to the Ordinary Business Matter of Evaluating Risk.

The Proposal asks the Company to produce a risk assessment report concerning its energy efficiency policy and related competitive, financial, reputation and regulatory risks to the Company. Moreover, the Proposal focuses specifically on competitive risk to the Company's position by stating that the Company could become an industry laggard without addressing these internal risks.

After being asked to analyze numerous proposals referencing environmental and public health issues, in SLB 14C, the staff appropriately determined that it was time to address these types of proposals and set forth guidelines for companies seeking to preserve their own managements' ability to continue to make decisions affecting day-to-day operations.

Specifically, Section D.2. of SLB 14C addresses the precise case raised by the Proponent. In pertinent part, Section D.2. of SLB 14C states:

> To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk.
>
> To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).

Our understanding is that the purpose of the foregoing distinction is that a proposal letter which focuses solely on the ordinary business matters of a company (including assessment of risks facing the company from various business decisions) are excludable, but that proposals that focus on "significant social policy issues" are not excludable because the proposals may transcend normal day-to-day business matters. In our judgment, the Cummings proposal clearly fits within the first category and therefore is excludable. The proposal itself asks the Company to "assess its response" to pressures to increase energy efficiency and the supporting statement clearly indicates that the reason to do so is so that "our Company [is] well positioned to compete going forward." The supporting statement further states that "Ignoring this quickly growing trend could result in our company being an industry laggard and expose it to the potential for competitive, reputational and regulatory risk." All of these items, as well as other statements within the supporting proposal, clearly indicate a focus on the Company's internal risks and not on an overall social policy issue. These are matters for the business judgment of management.

Section D.2. of SLB 14C concludes by discussing two seminal no action letters in the significant policy area of damage to the environment. First, in <u>Xcel Energy, Inc.</u> (Apr. 1, 2003), the Staff granted relief under 14a-8(i)(7) allowing Xcel to exclude a proposal because the proposal requested a report on the economic risks of Xcel's prior, current and future emissions of carbon dioxide and other gases. The <u>Xcel</u> proposal requested the report to address the economic benefits of reducing such emissions related to its business operations. Similarly, the Proponent asks Ryland to address risks it may encounter in the area of energy efficiency which may hurt it economically and cause it to become an industry laggard. Also, the Proposals mentions the financial and competitive advantages which may result from taking action to improve energy efficiency. The Proposal submitted to Ryland requests the same type of risk versus benefit report requested by the proponent in <u>Xcel Energy, Inc.</u> <u>See</u> <u>Newmont Mining Corp.</u> (Feb 5, 2005)(granting relief to exclude a proposal under Rule 14a-8(i)(7) calling for management to review and provide a report to shareholders regarding the company's waste disposal policies at its mining operations with a focus on environmental and public health risks); <u>Newmont Mining</u>

DLA PIPER RUDNICK GRAY CARY

Corp. (Feb 4, 2004)(granting relief to exclude a proposal under Rule 14a-8(i)(7) requesting a report on the risk to the company's operations, profitability and reputation from its social and environmental liabilities); and Cinergy Corp. (Feb. 5, 2003)(granting relief to exclude a proposal under Rule 14a-8(i)(7) requesting a report on economic risks caused by the company's operations.).

In the second letter, Exxon Mobil Corp. (Mar. 18, 2005), mentioned in SLB 14C, the Exxon shareholder requested a report on specific environmental damage that would result from Exxon drilling for oil and gas in protected areas. The Exxon letter clearly focuses on social policy issues, in contrast to this proposal where the Proponent fails to make a single reference to environmental damage caused by Ryland in the way of global climate change, increased energy prices or burning of fossil fuels.

In another no action request, Willamette Industries, Inc. (Mar. 20, 2001), the staff granted no action relief under rule 14a-8(i)(7) where the proponent requested an independent committee of the board prepare a report on the company's environmental problems and efforts to resolve them, including an assessment of financial risk due to environmental issues. In the Willamette letter, the company argued that compliance with federal, state and local environmental laws and regulations was a matter that related to ordinary business operations. The company also highlighted that such a report would interfere with its day-to-day operations. Similarly, the Proposal at issue here references regulations addressing energy efficiency of American buildings, bills introduced in the United States Congress, estimates by the Environmental Protection Agency and similar regulatory risks that Ryland may face in the near term. Like the proposal in Willamette, Ryland management's business judgment concerning regulatory risk is inappropriate for consideration by all shareholders as a group.

Further, the staff granted relief to exclude the proposals requesting similar climate change/environmental risk assessment reports requested by proponents in Ford Motor Company (Mar. 2, 2004) and American International Group, Inc. (Feb. 11, 2004) on the basis that such reports related to the companies' day-to-day operations and were not proper for shareholder consideration.

Based on the foregoing, Ryland respectfully urges the staff to concur that the Proponent's energy efficiency risk assessment proposal may be excluded.

III. The Proposal Falls Within the Staff's Precedent, as a Proposal Which May be Omitted for Relating to the Ordinary Business Matters of Choice of Technologies.

In addition to focusing on risk assessment, on a number of occasions, the Proponent's supporting statement references "green building." In the Proponent's discussion of green building technologies, it discusses that while this approach may only be common in a narrow niche market, mainstream builders should consider this type of construction as important. Green

DLA PIPER RUDNICK GRAY CARY

building energy and environmental designs include the use of unique building technologies, materials and design. While the focus of the Proponent's request for a report focuses on risk assessment, the supporting statement also advocates that, as part of its risk assessment, Ryland focus on this new area of green building.

On a number of occasions the staff has granted relief under 14a-8(i)(7) where a shareholder proposal related to a company's choice of technologies. Here, the Proponent's request for a risk assessment report also appears to advocate that Ryland consider green building technology and design.

In WPS Resources Corp. (Feb 16, 2001), the Staff permitted exclusion of a shareholder proposal requesting that a utility company develop new co-generation facilities and improve energy efficiency. Ultimately, the Staff granted relief to WPS to exclude the proposal because the proposal dealt with "ordinary business operations (i.e. choice of technologies)." Similarly, as part of the Proposal's request for a risk assessment report, it is clear from the supporting statement that the Proponent believes Ryland may avoid certain economic and financial risks by adopting green building technologies and using similar green building materials for future home construction. See also Union Pacific Corp. (Dec. 16, 1996)(granting relief under rule 14a-8(i)(7) to exclude a proposal requesting a report on the development and adaptation of a new railroad safety technology.)

In International Business Machines Corp., (Jan. 6, 2005), the Staff granted relief under 14a-8(i)(7) where the proponent's proposal called for a report regarding the design and development of IBM's software products. By the Proponent requesting a report assessing the risks and benefits associated with Ryland's energy efficiency policy and the specific focus on new green building designs, it appears that the Proponent is asking Ryland to make a choice on the type of technologies and building designs it implements in its day-to-day homebuilding operations.

Therefore, Ryland's choice of building technologies and materials is not an appropriate subject for shareholder consideration, and the Proposal should be excludable as part of Ryland's ordinary business operations.

IV. The Proposal Differs Materially from the Proponent's 2004 Greenhouse Gas Proposal

In 2004, the Proponent submitted a somewhat similar Proposal to Ryland which was included in Ryland's 2005 proxy materials (the "2004 Proposal" and attached as Appendix B). We wish to point out in this regard that there are changes to the current Proposal which we believe are highly material. Unlike the Proponent's 2004 Proposal, the current Proposal's resolution does not reference "and reduce greenhouse gas emissions." We believe this is highly significant because of the staff's guidance in SLB 14C.

DLA PIPER RUDNICK GRAY CARY

The operative language in Section D.2. of SLB 14C states that if the proposal "focuses on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we [the Staff] do not concur." In last year's proposal, there is a colorable argument that the Proponent's advocacy toward a reduction in greenhouse gas emissions falls in the category of a proposal focusing on a company minimizing greenhouse gas that may adversely affect the environment. This year's resolution from the Proponent addresses only energy efficiency and the competitive and regulatory pressures Ryland should address in a risk assessment report. Moreover, the Proposal's supporting statement clearly places the report's focus on Ryland's assessment of risks versus benefits regarding Ryland's ability to compete in the homebuilding industry.

Staff's Use of Facsimile Numbers for Response

Pursuant to Staff Legal Bulletin 14C, in order to facilitate transmission of the Staff's response to our request during the highest volume period of the shareholder proposal season, our facsimile number is (410) 580-3001 and the Proponent's facsimile number is (212) 787-7377. Further, in appreciation of the Staff's work during the height of the proxy season, we have included photocopies of all no-action letters cited in this no action request as Appendix C.

Based on the foregoing, the Company respectfully requests the staff's concurrence that the Proposal may be omitted and that it will not recommend enforcement action if the Proposal is excluded from the Company's 2006 proxy materials.

If you have any questions or need any additional information, please contact the undersigned. We appreciate your attention to this request.

Sincerely,

R.W. Smith, Jr.

R.W. Smith, Jr.

cc: The Nathan Cummings Foundation (Proponent)
475 Tenth Avenue, 14th Floor
New York, NY 10018
Fax: (212) 787-7377

/mm

Appendix A

ENERGY EFFICIENCY RESOLUTION

Whereas:
Rising energy costs and concerns about energy security, climate change and the burning of fossil fuels are focusing increasing amounts of attention on energy efficiency. The G8 recently agreed to a wide-ranging "Action Plan" to promote energy efficiency and in the US, over 40 bills dealing with energy efficiency were introduced to Congress in the first six months of 2005 alone. Domestic regulations addressing the matter continue to gain momentum. Many of these regulations address the energy efficiency of America's buildings.

According to estimates by the Environmental Protection Agency, residential and commercial buildings account for approximately 40 percent of the energy and 70 percent of the electricity consumed in the United States each year. In April, a report by the Energy Information Administration found that of the recommendations made by the National Commission on Energy Policy, those regarding new building and appliance efficiency standards were among the recommendations with the largest potential impacts on energy production, consumption, prices and fuel imports.

At the federal level, attempts to increase the overall energy efficiency of America's homes include the new energy bill, which includes tax credits for making energy efficiency improvements in new and existing homes. At the local level, at least 46 state, county and city governments have adopted policies requiring or encouraging the use of the US Green Building Council's Leadership in Energy and Environmental Design (LEED) program, which places a heavy emphasis on energy efficiency among other things.

Industry associations are also promoting the benefits of green building. The National Association of Home Builders (NAHB) has called green building a 'quiet revolution' and in an effort to help mainstream builders meet the needs of the growing green market, recently released its own green home building guidelines. According to a recent article about energy efficient buildings in the *San Francisco Chronicle*, "The marketing frenzy swirling around the word 'green' resembles a new gold rush."

While energy efficient green building may currently appear to be a niche market, broader market and regulatory trends indicate that energy efficient green building considerations are becoming increasingly important to mainstream builders. According to John Loyer, a specialist with the NAHB, "[I]t's getting an enormous amount of attention. It's quickly becoming a question for our high-producing guys of 'why aren't you green?'"

As concerns about rising energy prices, climate change and energy security continue to increase, the focus on energy efficiency will only intensify. It is vital that our company be well positioned to compete going forward. Taking action to improve energy efficiency can result in financial and competitive advantages to the company. Ignoring this quickly growing trend could result in our company being an industry laggard and expose it to the potential for competitive, reputational and regulatory risk.

Resolved:
The shareholders request that the Company assess its response to rising regulatory, competitive, and public pressure to increase energy efficiency and report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2006.

Appendix B

THE 2004 NATHAN CUMMINGS' ENERGY EFFICIENCY RESOLUTION

"WHEREAS:

Climate change is increasingly recognized as a serious environmental issue. Concerns about greenhouse (GHG) emissions and dependency on fossil fuels are leading to increasing interest in energy efficiency. This is particularly relevant for companies engaged in building homes. According to the Environmental Protection Agency (EPA), the energy used in homes accounts for more than 20% of all U.S. GHG emissions, with the average home emitting more pollutants than the average car.

Although the United States has not ratified the Kyoto Treaty, at least half of U.S. states are addressing global warming through legislation, lawsuits or programs to reduce GHG emissions. Climate change and its implications for long-term shareholder value are also the focus of increasing investor attention. In 2003 investors representing over $10 trillion in assets signed on to the Carbon Disclosure Project asking companies to disclose emissions data and efforts to reduce them.

The EPA encourages companies to reduce GHG emissions and conserve energy through what is now a voluntary program, ENERGY STAR. In 1999 it introduced its national energy performance rating systems for buildings. The program provides assessment tools to help homeowners and building managers achieve greater energy efficiency and realize associated cost savings. By the end of 2002, approximately 1,100 buildings nationwide had earned the ENERGY STAR label. As a group, these buildings use 40% less energy than the average building in the United States.

Because using energy more efficiently avoids emissions from power plants, avoids the need for new power plants and reduces energy bills, sizable benefits can accrue. The EPA estimates that during 2002 efforts under the program saved enough energy to power 20 million homes and avoid GHG emissions equivalent to those produced by roughly 18 million cars. Approximately half of these energy savings were from private homes.

The EPA estimates that a home fully equipped with ENERGY STAR qualifying products will operate on about 30% less energy than a house equipped with standard products, saving the typical homeowner about $400 each year. Also, homes built to ENERGY STAR standards are 30 percent more energy efficient than homes built to the Model Energy Code.

We believe taking action to improve energy efficiency can result in financial and competitive advantages to the company. Conversely, inaction or opposition to emissions reduction and energy efficiency efforts could expose the company to regulatory and litigation risk, and reputation damage.

RESOLVED:

The shareholders request that a committee of independent directors of the Board assess how the company is responding to rising regulatory, competitive, and public pressure to increase energy efficiency and reduce greenhouse gas emissions and report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2005."

Appendix C

NO-ACT, WSB File No. 0407200301 , Xcel Energy Inc., (Apr. 01, 2003)

Xcel Energy Inc.

Public Availability Date: April 01, 2003
WSB File No. 0407200301
Fiche Locator No. 3600B1
WSB Subject Category: 77
References:
Securities Exchange Act of 1934, Section 14(a) ; Rule 14a-8

-------------------Washington Service Bureau Summary-------------------

"...A shareholder proposal, which urges that this company's board of directors, among other things, issue a report disclosing the economic risks associated with the company's past, present and future emissions of carbon dioxide, sulfur dioxide, nitrogen oxide and mercury, and the public stance of the company regarding efforts to reduce these emissions, may be omitted from the company's proxy material under rule 14a-8(i)(7)."

[INQUIRY LETTER]

January 22, 2003

Via Messenger

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Chief Counsel

450 Fifth Street, N.W.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of our client Xcel Energy Inc., a Minnesota corporation, (the "Company") we are submitting this letter pursuant to Rule 14a-8(j) of the Securities and Exchange Act of 1934, as amended, (the "Act") in reference to the Company's intention to omit the Shareholder Proposal (the "Proposal") filed by shareholders Church of the Brethren Trust Benefit Trust Inc., Congregation of the Sisters of Charity of the Incarnate Word, and Christus Health (the "Proponents") from its 2003 proxy statement and form of proxy relating to its Annual Meeting of Shareholders tentatively scheduled for May 20, 2003. The definitive copies of the 2003 proxy statement and form of proxy are currently scheduled to be filed pursuant to Rule 14a-6 on or about April 15, 2003. We hereby request that the staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on one or more of the interpretations of Rule 14a-8 set forth below, the Company excludes the Proposal from its proxy materials. Pursuant to Rule 14a-8(j)(2), enclosed herewith are six copies of the following materials:

1) This letter which represents the Company's statement of reasons why omission of the Proposal from the Company's 2003 proxy statement and form of proxy is appropriate and, to the extent such reasons are based on matters of law, represents a supporting legal opinion of counsel; and

2) The Proposal, attached hereto as Exhibit A, which the Proponents submitted.

Please acknowledge receipt of this letter by stamping the extra enclosed copy and returning it to our messenger, who has been instructed to wait.

Background

The Proposal states: "That the Board of Directors report (at reasonable cost and omitting proprietary information) by August 2003 to shareholders on (a) the economic risk associated with the Company's past, present, and future emissions of carbon dioxide, sulfur dioxide, nitrogen oxide and mercury emissions, and the public stance of the company regarding efforts to reduce these emissions and (b) the economic benefits of committing a substantial reduction of those emissions related to its current business activities (i.e., potential improvement in competitiveness and profitability)."

For the reasons set forth below, Xcel Energy believes that the Proposal may be omitted from its proxy materials.

Discussion of Reasons for Omission

I. Rule 14a-8 (i)(7)--THE PROPOSAL MAY BE OMITTED IF IT DEALS WITH ORDINARY BUSINESS OPERATIONS.

The Proposal should be considered a matter of ordinary business operations. Under Rule 14a-8(i)(7), a shareholder proposal dealing with a matter relating to the conduct of the ordinary business operations of a company may be omitted from the company's proxy materials. The Commission has stated that the policy underlying the ordinary business exclusion is "to confine the solution of ordinary business problems to the board of directors and place such problems beyond the competence and direction of the stockholders. The basic reason for this policy is that it is manifestly impracticable in most cases for stockholders to decide management problems at corporate meetings." Hearing on SEC Enforcement Problems before the Subcommittee of the Senate Committee on Banking and Currency, 85th Congress, 1st Session part 1, at 119 (1957), reprinted in part in Release 34-19135, n. 47 (October 14, 1982). In its release adopting revisions to Rule 14a-8, the Commission reaffirmed this position stating: "The general policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release 34-40018. The Commission went on to say:

The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.

The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies.

In our judgment, the Proposal fits squarely within the category of proposals that the Commission intended to permit registrants to exclude under Rule 14a-8(i)(7) because the Proposal falls within the purview of ordinary business operations. In-accordance with this rule, the Staff has consistently permitted the exclusion of proposals dealing with the establishment of performance standards and policies that relate solely to the economic performance of the registrant as opposed to broader proposals implicating social policy. *General Motors Corp.* (available March 31, 1988) (proposal to redeploy assets in more profitable endeavors); *Florida Power and Light Company* (available January 18, 1983) (proposal to reduce capital expenditures). The Proposal's principal focus is the economic viability and profitability of the Company. In particular, the Proponents cite the need for a comprehensive cost-benefit analysis framework to solve a problem that may expose the Company to "reputation and brand damage, and regulatory and litigation risk," thereby eroding the benefits of economic growth for shareholders as a group. The Proponents do not request that the Company adhere to any principles or policies. Instead, the Proposal seeks an appraisal of the economic risks and benefits concerning the emission of certain pollutants. Evaluation of risks in financial terms, however, is a fundamental part of ordinary business operations, and is best left to management and the Board of Directors. *See The Mead Corporation* (available January 31, 2001) (excluding proposal related to a request for a report of the company's environmental risks in financial terms). The substance of the Proposal is very similar to the proposal at issue in *The Mead Corporation.*

The second consideration underlying the ordinary business exclusion relates to the degree to which the Proposal seeks to micro-manage the Company. Because the Proposal involves tremendous detail, seeks to impose specific timeframes and/or methods for implementing complex policies, the Proponents seek to micro-manage the Company on an impermissible level. First, the Company is the fourth largest combination gas and electric utility in the United States, with a service territory that spans 12 states, from the Canadian to the Mexican border. An analysis of the Company as a whole is a task of tremendous scope that necessarily involves large amounts of detail. The task is further complicated by the Proposal's requirement that the cost-benefit analysis cover an infinite timeframe. Second, by requiring the Company to complete its analysis so that it can report to shareholders by August 2003, the Proposal impermissibly seeks to impose a specific timeframe. And, third, the cost-benefit analysis probes too deeply into matters of a complex nature upon which shareholders, as a group, are not in a position to make an informed judgment. In particular, Proponents do not seek to admit or embrace the fact that some or more of the underlying components of *any* cost-benefit analysis are subjective or based on certain assumptions. A cost-benefit analysis can be carried out using only financial costs and financial benefits. However, the Proponents reference to intangible items such as the increased irritation we feel as a result of "increases in the heat index," "pollution-related ailments," and "lost workdays" clearly suggest that the cost-benefit analysis should include these "soft" values. As you must estimate a value for these intangible items, this inevitably brings an element of subjectivity into the process. Moreover, there are many factors that go into the construction of a proper cost-benefit analysis. Decisions on such matters must be informed by an understanding of the science and statistics involved. The unsubstantiated, inflammatory and emotional assertions presented by the Proponents make it clear that they are not informed on such matters. By contrast, the Board of Directors understands the link between risk, growth and ultimately enhanced shareholder value. Indeed, although risk management is the responsibility of all levels of management, the policy, design and framework for risk management is ultimately driven by the Board of Directors. *See* Minnesota Statute 302A.201, Subdivision 1, ("the business affairs of a corporation shall be managed by or under the direction of a board).

Finally, the Proponents' attempt to portray the Proposal as involving broad social and environmental policies must fail. Although the Proponents imply that fossil fuels and coal are primary causes of global warming and that rapidly accelerating climatic change could well have catastrophic economic effects, the Proposal does not request that the Company shift its balance of generation away from traditional fossil fuel-based generation to more environmentally friendly sources of energy. Instead, the Company is directed to undertake an extensive cost-benefit analysis and report its findings to the shareholders. The Proponents' inclusion in the Proposal of references to "global climate change" and to "pollution-related ailments" is an attempt to couch something that essentially involves ordinary business - establishment of appropriate risk management policies regarding carbon dioxide, sulfur dioxide, nitrogen oxide and mercury emissions - in language that the Proponents hope will make the Proposal appear to involve a "sufficiently significant social policy issue." This subterfuge should not be permitted. The Proposal does not identify a single social policy issue that the Company is requested to review or address nor does it make clear what social issues the report would remedy. The Proponents simply cannot circumvent Rule 14a-8(i)(7) by coupling ordinary business matters with significant policy issues. *See, e.g., Wal-Mart Stores, Inc.*, (available Mar. 15, 1999) (permitting the exclusion of a proposal requiring the company to report on actions it has taken to ensure that its suppliers do not use slave or child labor where a single element to be included in the report related to ordinary business matters); *Chrysler Corp.* (available Feb. 18, 1998) (proposal requiring company to review and report on its international codes and standards in six areas, including human rights, child labor and environmental standards, was properly excludable where one item related to ordinary business and another was "susceptible to a variety of interpretations, some of which could involve ordinary business matters"). Accordingly, the Proposal does not raise a "sufficiently significant social policy issue" so as to bring it outside the prohibitory rule found in Rule 14a-8(i)(7). Instead, the Proposal merely addresses the "ordinary business" of the Company.

II. Rule 14a-8(i)(1)--THE PROPOSAL MAY BE OMITTED IF IT IS NOT A PROPER SUBJECT FOR ACTION BY SECURITY HOLDERS UNDER THE LAWS OF THE ISSUER'S DOMICILE

If the Commission does not agree with the Company that the Proposal may be excluded from the

Company's proxy materials under Rule 14a-8(i)(7) because it deals with ordinary business operations, then the Proposal should be considered not a proper subject for action by security holders under the laws of the issuer's domicile. According to the note to Rule 14a-8(i)(1), a proposal that would be binding on the Company if approved by shareholders may not be a proper subject matter for shareholder action, while a proposal recommending or requesting such action of the board may be proper under state law. *See also United Bankshares, Inc.* (available Mar. 16, 1993). The SEC's rationale for excluding certain mandatory proposals and permitting precatory proposals is based under an analysis of whether such proposals infringe upon the directors' statutory authority to manage the corporation:

[I]t is the Commission's understanding that the laws of most states do not, for the most part, explicitly indicate those matters which are proper for security holders to act upon but instead provide only that 'the business and affairs of every corporation organized under this law shall be managed by its board of directors,' or words to that effect. Under such a statute, the board may be considered to have exclusive discretion in corporate matters, absent a specific provision to the contrary in the statute itself, or the corporation's charter or bylaws. Accordingly, proposals by security holders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical statute. On the other hand, however, proposals that merely recommend or request that the board take certain action would not appear to be contrary to the typical state statute, since such proposals are merely advisory in nature and would not be binding on the board even if adopted by a majority of the security holders.

Exchange Act Release 34-12999 (November 22, 1976), cited in the 1983 Release. The Proposal is not a request for action by the Board, it is, at least according to its Proponents, a demand by the shareholders for action by the Board. The language is absolute: the Board of Directors *must* complete the task of undertaking a cost-benefit analysis associated with the Company's "past, present and future emissions" of certain greenhouse gases and report to shareholders by August 2003. This is precisely the type of a proposal that should be excluded as being an improper subject for security holder action. *See* Minnesota Statute 302A.201, Subdivision 1 ("the business affairs of a corporation shall be managed by or under the direction of a board").

III. Rule 14a-8(i)(3)--THE PROPOSAL MAY BE OMITTED IF IT IS CONTRARY TO THE COMMISSION'S PROXY RULES, INCLUDING RULE 14a-9, WHICH PROHIBITS FALSE OR MISLEADING STATEMENTS IN PROXY SOLICITING MATERIALS.

The Company may properly exclude the Proposal under Rule 14a-8(i)(3) because it contains impermissibly misleading and vague language. Proponents have made the following statements in support of the Proposal which have no basis in fact, or omit to state relevant information, and which the Company considers to be false and misleading in violation of the Commission's proxy rules:

1. **Proponents' Statement:** *"In 2001[,] [t]he Intergovernmental Panel on Climate Change concluded that 'there is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activities.'"; "In 2001[,] the National Academy of Sciences stated that 'the degree of confidence in the IPCC assessment is higher today than it was 10, or even 5 years ago ... there is general agreement that the observed warming is real and particularly strong within the past 20 years.'"*

Read together, these statements are misleading because they imply that the IPCC's assessment has been endorsed by the National Academy of Sciences. This is false. The National Academy of Sciences was asked to address whether there were any substantive differences between the full IPCC report and the IPCC summaries. A Committee was appointed through the National Academies' National Research Council. This Committee (the "Committee") released a report entitled "Climate Change Science: An Analysis of Some Key Questions." In this report, the Committee points out that: (1.) uncertainties in climate science throw the question of human causality of climate change into doubt--*i.e.*, tremendous long-term natural variability in global climate may be the source of any temperature increases measured over the last several years; (2.) uncertainties in projecting future social trends make predictions of future climate conditions "tentative;" (3.) political influences played a significant role in shaping the "Summary for Policymakers of the United Nations' Intergovernmental Panel on Climate Change (IPCC), a key formal document in the U.N.'s three-volume Third Assessment Report on climate change; and, (4.) understanding of climate change science is far from complete and is, in fact, still rudimentary in many areas. While the Committee goes on to affirm *some* of the technical claims from the third Assessment Report of the U.N's IPCC, the Committee report has many *sharply* cautionary warnings scattered throughout. Indeed, the Committee's report stated, "Climate projections will always be far from perfect. Confidence limits and probabilistic information, with their basis, should always be considered as an integral part of the information that climate scientists provide to policy and decision makers. Without them, the IPCC SPM could give an impression that the science of global warming is "settled", event though many uncertainties still remain."

The Proponents attempt to lend unwarranted credibility to the IPCC statement by reference to the National Academy of Sciences cannot be permitted. The National Academy of Sciences has not endorsed the IPCC.

2. **Proponents' Statement:** *"The United States government's 'Climate Action Report - 2002,' concluded that global climate change may harm the country. The report highlights risks to coastal communities in the Southeast due to sea level rise, water shortages throughout the West, and increases in the heat index and frequency of heat waves."*

This statement is misleading because it omits certain facts that are necessary to give stockholders complete and accurate information. First, the Proposal cites the "Climate Action Report 2002" for the proposition that global warming will cause a variety of harm to the country, including rising sea levels, droughts, and heat waves. Yet, the Climate Action Report itself cites the Committee report discussed above for the proposition that "fundamental scientific questions remain regarding the specifics of regional and local projections. Predicting the potential impacts of climate change is compounded by a lack of understanding of the sensitivity of many environmental systems and resources-both managed and unmanaged-to climate change". Moreover, the White House itself cited two documents as authoritative regarding its position on "climate change" science in the Climate Action Report: the U.N.'s own IPCC report--which the administration itself refuted in a fairly thorough exposé in August, 2001--and the "National Assessment on Climate Change" (NACC), a politicized and scientifically dubious report that the White House withdrew to avoid a lawsuit immediately following its rebuttal of IPCC. In particular, the NACC was subject to criticism by the scientific community. For example, Dr. Patrick Michaels of the University of Virginia examined the temperature predictions of the two computer models used in the NACC and discovered that they were less accurate in predicting the temperature of the past century than a table of random numbers. This kind of questionable science continued in the Climate Action Report. One of the computer models used in the report predicts that the level of the Great Lakes could drop by 5 feet as the result of climate change, while the other computer model forecasts just the opposite: Great Lakes levels may rise by a foot.

3. **Proponents' Statement:** *"Scientific studies show that air pollution from U.S. power plants causes tens of thousands of premature deaths and hospitalizations, hundreds of thousands of asthma attacks, and several million lost workdays nationwide every year from pollution-related ailments."*

This statement is misleading because it omits certain facts that are necessary to give stockholders complete and accurate information. The Proposal states that "scientific studies" demonstrate that air pollution from power plants causes numerous premature deaths and pollution related illnesses. Numerous studies have examined the association between power plant emissions and adverse health effects. Where appropriate, findings from some of these studies have been used to set ambient air quality standards to protect human health. Yet the Proposal does not indicate the sources of the "studies" it relies upon and fails to acknowledge uncertainty that may undermine this statement. Indeed, as a result of systemic biases and imprecise measurement of variables, as well as the existence of confounders and a background rate of disease, associations that emerge from epidemiological studies do not necessarily signal the true causal relationship that Proponents assert between air pollution and the various ailments described. Finally, it is unclear whether the Proponents are exploiting selective and outdated scientific studies to lend color their Proposal.

Conclusion

For the reasons given above, we respectfully request that the Staff not recommend any enforcement action from the Commission if the Company omits the Proposal from its 2003 proxy materials. If the Staff disagrees with the Company's conclusion to omit the proposal, we request the opportunity to confer with the Staff prior to the final determination of the Staff's position. Notification and a copy of this letter is simultaneously being forwarded to the Proponents.

Should you have any questions or require additional information, please contact the undersigned at (312) 269-4176.

Very truly yours,

/s/

Robert J. Joseph

cc: Church of the Brethren Trust Benefit Trust Inc.

Congregation of the Sisters of Charity of the Incarnate Word

Christus Health

[APPENDIX]

ELETRIC UTILITY RESOLUTION

WHEREAS:

In 2001 The Intergovernmental Panel on Climate Change concluded that "there is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activities."

In 2001 the National Academy of Sciences stated that the "degree of confidence in the IPCC assessment is higher today than it was 10, or even 5 years ago ... there is general agreement that the observed warming is real and particularly strong within the past 20 years."

The United States government's "Climate Action Report--2002," concluded that global climate change may harm the country. The report highlights risks to coastal communities in the Southeast due to sea level rise, water shortages throughout the West, and increases in the heat index and frequency of heat waves.

In July 2002, eleven Attorneys General wrote President Bush, outlining their concern over the U.S. Climate Action Report's failure to recommend mandatory reductions of greenhouse gas emissions. They declared that States are being forced to fill the federal regulatory void through state-by-state regulation and litigation, increasing the ultimate costs of addressing climate change. They urged a reconsideration of his regulatory position, and adoption of a "comprehensive policy that will protect both our citizens and our economy."

U.S. power plants are responsible for about two-thirds of the country's sulfur dioxide emissions, one-quarter of its nitrogen oxides emissions, one-third of its mercury emissions, approximately 40 percent of its carbon dioxide emissions, and 10 percent of global carbon dioxide emissions.

Scientific studies show that air pollution from U.S. power plants causes tens of thousands of premature deaths and hospitalizations, hundreds of thousands of asthma attacks, and several million lost workdays nationwide every year from pollution-related ailments.

Standards for carbon dioxide emissions and other air pollutants are emerging across multiple fronts. Ninety-six countries have ratified the Kyoto Protocol, requiring carbon dioxide reductions. Massachusetts and New Hampshire have enacted legislation capping power plants emissions of carbon dioxide and other air pollutants. In June 2002 the Senate Environment and Public Works Committee passed a bill seeking to cap emissions from the generation of electric and thermal energy.

We believe that taking early action on reducing emissions and preparing for standards could better position companies over their peers, including being first to market with new high-efficiency and low-emission technologies. Changing consumer preferences, particularly those relating to clean energy, should also be considered.

Inaction and opposition to emissions control efforts could expose companies to reputation and brand damage, and regulatory and litigation risk.

RESOLVED: That the Board of Directors report (at reasonable cost and omitting proprietary information) by August 2003 to shareholders on (a) the economic risks associated with the Company's past, present, and future emissions of carbon dioxide, sulfur dioxide, nitrogen oxide and mercury emissions, and the public stance of the company regarding efforts to reduce these emissions and (b) the economic benefits of committing to a substantial reduction of those emissions related to its current business activities (i.e. potential improvement in competitiveness and profitability).

[INQUIRY LETTER]

13 November 2002

Mr. Wayne H. Brunetti

President, Excel Energy

414 Nicollet Mall

Minneapolis, MN 55401-1993

Dear Mr. Brunetti:

Brethren Benefit Trust, Inc., (BBT) is the financial arm of the Church of the Brethren. As a religiously sponsored organization, BBT seeks to reflect its values, principles and mission in its investment decisions. BBT, therefore, presents the enclosed resolution for inclusion in the proxy statement for action at the next stockholders meeting in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. In addition, we request that we be listed as a sponsor of this resolution in the company proxy statement.

We believe the issues raised in the resolution are essential for Xcel to address. Few industries can be as directly linked to the emissions of greenhouse gases and other air pollutants as the electric utilities sector. The scientific demonstration of the human contribution to global warming and the adverse impacts of other air pollutants is now generally accepted. Since legislation, regulation, litigation, and other responses to global warming and other air pollutants are now reasonably foreseeable, prudent management has a fiduciary duty to carefully assess and disclose to shareholders all pertinent information on financial risks associated with global warming. Additionally, shareholders, employees, and customers are increasingly looking at financial risk associated with such emissions when making investment, employment, and consumption decisions. Issuing the kind of report anticipated in the resolution is therefore simply consistent with the fiduciary duties of the corporation's officers and directors, and with good environmental and risk management.

BBT is the beneficial owner of 2,355 shares of Xcel Energy common stock. Proof of ownership of common stock in the company for at least the last twelve months will be provided upon request. We have held the requisite amount of stock for over a year and intend to maintain ownership through the date of the annual meeting. There will be a representative present at the stockholders' meeting to present this resolution as required by the SEC Rules. We are filing this resolution along with other concerned investors. I will serve as primary contact for the co-sponsors.

Brethren Benefit Trust, Inc., and the other organizations who will co-file this resolution are interested in participating in a dialogue with top management on these issues.

Sincerely,

/s/

Will Thomas

Director of Foundation Operations

Enclosures: Copy of the resolution

[STAFF REPLY LETTER]

April 1, 2003

Response of the Office of Chief Counsel *Division of Corporation Finance*

Re: Xcel Energy Inc.

Incoming letter dated January 22, 2003

The proposal urges the board of directors to issue a report disclosing: (a) the economic risks associated with the Company's past, present and future emissions of carbon dioxide, sulfur dioxide, nitrogen oxide and mercury emissions, and the public stance of the company regarding efforts to reduce these emissions; and (b) the economic benefits of committing to a substantial reduction of those emissions related to its current business activities.

There appears to be some basis for your view that Xcel may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., evaluation of risks and benefits). Accordingly, we will not recommend enforcement action to the Commission if Xcel omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Xcel relies.

Sincerely,

/s/

Grace K. Lee

Special Counsel

NON: SFH01 WSB#0407200301 http://business.cch.com/network&JA=LK&fNoSplash=Y&&LKQ=GUID%3Aeb78aecb-fd95-300a-8681-d417c1a10ed6&KT=L&fNoLFN=TRUE& SFH01 #397 [SEC-ALNK]

THE · NATHAN · CUMMINGS · FOUNDATION

RECEIVED
2006 JAN 10 PM 4:10

January 9, 2006

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Chief Counsel, Division of Corporation Finance

Re: Request by The Ryland Group, Inc. to omit shareholder proposal submitted by the The Nathan Cummings Foundation

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, The Nathan Cummings Foundation (the "Foundation") submitted a stockholder proposal (the "Proposal") to The Ryland Group, Inc. ("Ryland" or the "Company"). The Proposal asks Ryland's Board of Directors to assess and report to stockholders by September 1, 2006 on how Ryland is responding to rising regulatory, competitive and public pressure to increase energy efficiency.

By letter dated December 16, 2005, Ryland stated that it intends to omit the Proposal from the proxy materials to be sent to stockholders in connection with the 2006 annual meeting of stockholders and asked for assurance that the Staff would not recommend enforcement action if it did so. Ryland claims that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(7), as relating to Ryland's ordinary business operations. As discussed more fully below, Ryland has not met its burden of proving it is entitled to omit the Proposal, and its request for relief should accordingly be denied.

Ryland argues that the Proposal implicates the Company's ordinary business operations for two reasons, because it involves (i) the analysis of financial risks, and (ii) Ryland's choice of technology. As it did last year, Ryland claims that the Proposal seeks an internal assessment of financial risks and that it thus falls within the line of Staff determinations allowing exclusion of proposals dealing with risk assessment. This argument fails because the Proposal does not ask Ryland to perform a risk assessment, risk evaluation or cost/benefit analysis, as proposals the Staff has allowed registrants to exclude have done.

Each of the letters Ryland cites involved a proposal that explicitly asked the company to evaluate the risks, or risks and benefits, associated with a particular corporate

475 TENTH AVENUE · 14TH FLOOR · NEW YORK, NEW YORK 10018
Phone 212.787.7300 · Fax 212.787.7377 · www.nathancummings.org

activity. In Xcel Energy, Inc.,[1] the proposal asked the company to report on "the economic risk associated with the Company's past, present and future emissions" of various substances; the risk associated with the company's "public stance" regarding emissions reduction; and the economic benefits of committing to a substantial reduction of emissions. The Staff allowed Xcel to omit the proposal on the ground that it sought an "evaluation of risks and benefits." The Staff used the Xcel proposal in Staff Legal Bulletin 14C to illustrate the type of proposal the Staff considers to be excludable under the ordinary business exclusion because it focuses on an "internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health."[2]

Similarly, the proposals in Newmont Mining Corp. (2005),[3] Newmont Mining Corp. (2004),[4] Cinergy Corp.,[5] and Willamette Industries Inc.,[6] without exception, asked for reports evaluating risks confronting the companies. The proposal in Cinergy Corp. was substantially similar to the proposal submitted to Xcel, while the other proposals variously sought reports on "potential environmental and public health risks" created by the company's policies on waste disposal in Indonesia,[7] "risk to the company's operations, profitability and reputation from its social and environmental liabilities,"[8] and "an estimate of worst case financial exposure due to environmental issues for the next ten years."[9] Ford Motor Company,[10] also cited by Ryland, is inapposite; the proposal there was excluded because it dealt with the "specific method of preparation and the specific information to be included in a highly detailed report" on climate change.[11]

The Proposal, by contrast, does not ask for a risk assessment or cost/benefit analysis. Instead, it requests that Ryland report on how it is responding to rising regulatory, competitive and public pressure to increase energy efficiency. The Staff has refused to allow registrants to omit proposals using similar wording, finding that they do not request a risk assessment.[12] Ryland argues that the Proposal does not raise a significant policy issue because it does not involve an environmental or public health issue.

This claim is belied by the Proposal itself, which refers in the first paragraph to "climate change and the burning of fossil fuels," both of which clearly relate to the

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1 Xcel Energy, Inc. (publicly available Apr. 1, 2003).
2 Division of Corporation Finance, Staff Legal Bulletin 14C, "Shareholder Proposals" (June 28, 2005).
3 Newmont Mining Corp. (publicly available Feb. 5, 2005).
4 Newmont Mining Corp. (publicly available Feb. 4, 2004).
5 Cinergy Corp. (publicly available Feb. 5, 2003).
6 Willamette Industries, Inc. (publicly available Mar. 20, 2001).
7 Newmont Mining Corp., supra note 3.
8 Newmont Mining Corp., supra note 4.
9 Willamette Industries, supra note 6.
10 Ford Motor Company (publicly available Mar. 2, 2004).
11 The proposal in American International Group, Inc. (publicly available Feb. 11, 2004) appears to have been excluded because, as an insurer, AIG is in the business of evaluating risk, and thus a proposal addressing the effect of climate change on the company's business strategy was deemed to implicate risk assessment.
12 E.g., Reliant Resources, Inc. (publicly available Mar. 5, 2004).

environment and public health. Later, the Proposal mentions climate change as a reason the Foundation believes that pressures for greater energy efficiency will continue to grow. This is logical: a core concern leading to pressure for greater energy efficiency is a desire to minimize consumption of electricity and natural gas to lessen the impact on the environment and, by extension, public health.

The Proposal's discussion of the reasons greater energy efficiency could also make business sense for Ryland does not somehow cancel out the Proposal's focus on the environment or remove the subject from the realm of a significant policy issue. Investment fiduciaries who will be voting on the Proposal view issues such as climate change and energy efficiency through the lens of financial performance, and similar discussions in the supporting statement have not led the Staff to determine that other proposals may be excluded.[13]

Ryland's argument that the Proposal is excludable as addressing the Company's choice of technologies is also meritless. The Staff has allowed registrants to exclude proposals that seek the adoption of a particular technology or ask that other changes be made in the registrant's products or services. These proposals, however, have attempted to specify the precise kinds of changes to be made, and thus crossed the line into the kind of micromanagement the Staff has not allowed in proposals submitted under Rule 14a-8.

For example, in WPS Resources Corp.,[14] the proposal listed eight initiatives the company should consider, including such specific directives as a "plan to document the company's existing Parallel Generation / Net Energy Billing (a/k/a netmetering) policy in a customer friendly format" and a "plan to develop a joint venture to manufacture off peak powered phase change air conditioning technologies within Wisconsin." Likewise, the proposal in International Business Machines Corp.,[15] also cited by Ryland, asked the company to "take steps to offer IBM customers software technology that enables the customers to express their software with simplicity as advanced as was allowed by technology that was designed at IBM 30 years ago."

The proposal in Union Pacific Corp.[16] was also detailed and specific, focusing on a single rail safety measure. The proposal asked the board to report on "what corporate funds have been expended to date on this PTS project, and specifically what has been accomplished in the way of hardware, software, system testing, added maintenance force required, etc what is the status of PTS at this time? Does Union Pacific Corporation intend to continue this PTS project, and at what cost?"

Here, the Proposal does not advocate for the adoption of a particular technology, although the supporting statement does suggest that Ryland could obtain a competitive

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[13] E.g., Unocal Corporation (publicly available Feb. 23, 2004) (arguing that climate risk and associated public and regulatory pressures pose financial risks to the company); Reliant Resources, supra note 12 (same).
[14] WPS Resources Corp. (publicly available Feb. 16, 2001).
[15] International Business machines Corp. (publicly available Jan. 6, 2005).
[16] Union Pacific Corp. (publicly available Dec. 16, 1996).

advantage through the use of green building approaches, a broad term covering many different technological mechanisms for making buildings more energy efficient. But the Proposal itself is broader, aiming to glean insight on the way Ryland's board is analyzing the many issues relating to energy efficiency. Accordingly, the Proposal cannot fairly be characterized as advocating the adoption of a specific technology.

If you have any questions or need anything further, please do not hesitate to call me at (212) 787-7300. The Foundation appreciates the opportunity to be of assistance to the Staff in this matter.

Very truly yours,

Laura J. Shaffer
Manager of Shareholder Activities

cc: R.W. Smith, Jr.
Piper Rudnick Gray Cary
Fax #410-580-3001

DLA PIPER RUDNICK GRAY CARY

DLA Piper Rudnick Gray Cary US LLP
6225 Smith Avenue
Baltimore, MD 21209-3600
T 410.580.3000
F 410.580.3001
W www.dlapiper.com

R.W. SMITH, JR.
Jay.Smith@dlapiper.com
T 410.580.4266 F 410.580.3266

<u>**VIA HAND DELIVERY and FACSIMILE (202-772-9201)**</u>

January 13, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Letter from The Nathan Cummings Foundation dated January 9, 2006 Opposing Request for Omission of Shareholder Proposal Submitted on November 9, 2005 by The Nathan Cummings Foundation to The Ryland Group, Inc.

Ladies and Gentlemen:

We are counsel to The Ryland Group, Inc. ("***Ryland***" or the "***Company***") and, on behalf of Ryland on December 16, 2005, we submitted a letter requesting that the staff of the Division of Corporation Finance (the "***Staff***") concur that it will not recommend enforcement action if Ryland omits a shareholder proposal and supporting statement (the "***Proposal***") submitted on November 9, 2005 by The Nathan Cummings Foundation (the "***Proponent***"). On January 10, 2006, we received a facsimile of a letter from the Proponent (the "***Response Letter***") responding to our request seeking omission of the Proponent's Proposal.

We would like to respond to three specific points raised by the Proponent in its Response Letter.

I. The Proposal Calls for an Internal Assessment of the Risks and Benefits of Using Green Builiding Technologies and the Staff's Guidance in Staff Legal Bulletin 14C (SLB 14C").

Throughout the Proponent's Response Letter, the Proponent contends that its Proposal does not call on Ryland to conduct an internal assessment of the risks and benefits or conduct a cost/benefit analysis of modifying its homebuilding operations toward implementation of Green

Building Construction Technologies. The Proponent's assertion is simply not accurate. As stated in Section D of SLB 14C, when reviewing a proposal under the 14a-8(i)(7) exclusion, the staff looks at both the Proposal and Supporting Statement as a *whole*.

In the last paragraph of the Supporting Statement, the Proponent cannot deny its outright call for a risk assessment. Specifically, the Proponent states that if Ryland does not implement these new Green Building Technologies, it will suffer: "Taking action to improve energy efficiency can result in ***financial and competitive advantages*** to the company. Ignoring this quickly growing trend could result in our company being an industry laggard and ***expose*** it to the potential for ***competitive, reputational*** and ***regulatory risk***."

In the Resolution Clause of the Proposal, which calls on Ryland to act, the Proponent states:

> Resolved:
>
> The shareholders request that the Company ***assess its response to rising regulatory, competitive, and public pressure to increase energy efficiency*** and report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2006.

By following the Staff's guidance, the true intent of the Proposal is clear. The Proponent cannot deny that it calls on Ryland for an assessment. An assessment of what? The entire Proposal and Supporting Statement focus on the use of Green Building Technologies to increase energy efficiency. The Proponent conveys these ideas for modifying business operations by directly pointing the company to discrete risks that it wants assessed by the Company should it decide not to implement such technologies. Clearly, the type of benefits and risks cited by the Proponent are required to be included in the "Assessment" called for by this Proposal.

II. Material Deletion of the Greenhouse Gas Emission Language from the current Proposal Submitted to Ryland in 2005 as compared to the Proposal Submitted in 2004.

In the Response Letter, the Proponent repeatedly refers to its arguments supporting a proposal it submitted to Ryland in 2004, but completely fails to address the ***material*** modification of the current Proposal as compared to the Proponent's 2004 proposal. As we stated in our letter to the Staff dated December 16, 2005, unlike the Proponent's 2004 proposal, the current Proposal completely fails to reference "*and **reduce** greenhouse gas emissions.*" We believe this material modification is highly significant because of the Staff's SLB 14C clarification regarding rule 14a-8(i)(7). No where in the Proponent's Resolution Clause or Supporting Statement does the Proponent call for Ryland to ***reduce*** or ***eliminate*** greenhouse gas emissions or ***reduce*** or ***eliminate*** the use of fossil fuels. Yet, the Proponent tries to rely on old arguments toward the present Proposal. The focus of the Proposal is not the environment or the public's health, but rather the risks and benefits of modifying Ryland's ordinary business operations.

In the Proponent's 2004 proposal, the Proposal included an affirmative request directing Ryland to assess reducing greenhouse gas omissions. This would appear to constitute a direct call to "minimize or eliminate operations" as discussed in Section D.2. of SLB 14C. In SLB 14C, the Staff stated that it would not concur with a company's view to exclude a proposal where the proponent focused on the company "minimizing or eliminating operations" that may adversely affect the environment or the public's health. Here, the Proposal does not call for such a reduction. The Proponent's intentional or inadvertent deletion of the greenhouse gas reduction term materially alters the meaning of the current Proposal from the proposal submitted in 2004. By deleting this operative language, the true nature of the Proposal is revealed, which is to conduct a risk assessment of Company's operations as they relate to the types of technologies it utilizes. Again, the Response Letter mentions SLB 14C only as a citation to Xcel Energy, Inc. (Apr.1, 2003) and not the Staff's view that a proposal calling for an assessment of Company exposure to competitive, reputational and regulatory risks is excludable under 14a-8(i)(7). The Proponent's call for an assessment represents the type of risk assessment request called for in Xcel.

III. Proponent's Specific Advocacy of Green Building Plans as its Choice of Technologies.

The Proponent's Response Letter states that the Proposal does not advocate for the adoption of a particular technology. In a contradictory statement, the Proponent acknowledges that it discusses the "advantages," or benefits, of its choice for Ryland to use Green Building Technologies. The Proponent argues that its choice of Green Building Technologies should not be viewed as advocating a means to micro-manage the company, but rather, it conveys to the Staff that it only meant Green Building Technologies in the broadest sense.

Unfortunately, the Proponent again directly contradicts itself with its overt advocacy for Ryland to focus on the benefits and risks of failing to implement specific Green Building Construction Technologies, such as: (1) the National Commission on Energy Policy's New Building and Appliance Efficiency Standards, (2) the U.S. Green Building Council's Leadership in Energy and Environmental Design Program; and (3) The National Association of Home Builders Green Home Building Guidelines.

As offered in our letter to the Staff dated December 16, 2005 and supported by the prior SEC No-Action letters cited in that letter, Ryland's choice of building technologies and materials is not an appropriate subject for shareholder consideration, and the Proposal should be excludable as part of Ryland's ordinary business operations.

Based on the Company's request for omission of this Proposal and lack of merit proposed in the Proponent's response, the Company respectfully requests the staff's concurrence that the

Proposal may be omitted and that it will not recommend enforcement action if the Proposal is excluded from the Company's 2006 proxy materials.

If you have any questions or need any additional information, please contact the undersigned. We appreciate your attention to this request.

Sincerely,

R.W. Smith, Jr.

/rnm

cc: The Nathan Cummings Foundation (Proponent)
475 Tenth Avenue, 14th Floor
New York, NY 10018

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 13, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Ryland Group, Inc.
Incoming letter dated December 16, 2005

The proposal requests that the company assess its response to rising regulatory, competitive, and public pressure to increase energy efficiency.

There appears to be some basis for your view that Ryland may exclude the proposal under rule 14a-8(i)(7), as relating to Ryland's ordinary business (i.e., evaluation of risk). Accordingly, we will not recommend enforcement action to the Commission if Ryland omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Amanda McManus
Attorney-Adviser